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                                                                   EXHIBIT 99(A)


                         FORM OF LETTER TO SHAREHOLDERS


                     [Seven Seas Petroleum Inc. Letterhead]

                               October ____, 2001

Dear Shareholder:

         Enclosed are the prospectus and other materials relating to our Rights Offering, pursuant to which you may be entitled to purchase our Series A senior secured notes accompanied by warrants to purchase shares of our common stock. Please carefully review the prospectus, which describes how you can participate in the Rights Offering. You will be able to purchase the notes and warrants available in the Rights Offering only during a limited period, until the Rights Offering expires. After you submit the proper documents to our Subscription Agent, you will not be able to revoke your decision to participate in the Rights Offering.

         You will find answers to some frequently asked questions about the Rights Offering beginning on page 1 of the prospectus. You should also read the enclosed instructions that accompany the certificate that represents your rights in the offering. A brief summary of the Rights Offering is outlined below.

o If you owned at least 169 shares of our common stock on October 8, 2001 (the Record Date) you are receiving one transferable Subscription Right for each 168.26 shares of common stock you owned on that date. You will not receive any fractional Subscription Rights; instead, we will round the total number of Subscription Rights you receive down to the nearest whole number. For example, if you own 1,000 shares of common stock, you will receive five Subscription Rights. The enclosed Subscription Certificate indicates the number of Subscription Rights you have received.

o Each Subscription Right entitles you to purchase one Series A Senior Secured Note in the principal amount of $100, accompanied by a Warrant to purchase 56.08667 shares of our common stock for $1.782955 per share, for a purchase price of $100, plus interest accrued since July 23, 2001 through the closing date of the Rights Offering.

o If you owned fewer than 169 shares on October 8, 2001, you are receiving one Contingent Right in the Rights Offering. A Contingent Subscription Certificate is enclosed, indicating that you received one Contingent Right. Subject to Series A Notes remaining available after the shareholders with at least 169 shares exercise their rights, your Contingent Right entitles you to purchase one of the $100 Series A Senior Secured Notes accompanied by a Warrant to purchase 56.08667 shares of our common stock for $1.782955 per share, for a purchase price of $100, plus interest accrued since July 23, 2001 through the closing date of the Rights Offering.

o The Rights Offering expires at 5:00 p.m., Eastern Standard Time, on November ___, 2001. If you do not exercise your Rights or Contingent Rights before that time, they will expire and will not be exercisable.


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         If your shares are held in your name, a Subscription Certificate or
Contingent Subscription Certificate, as applicable, is enclosed. If your shares are held in the name of your bank or broker, you must contact your bank or broker if you wish to participate in the Rights Offering.

         If you do not exercise your Subscription Rights or Contingent Rights, as the case may be, your ownership in Seven Seas Petroleum Inc. may be diluted. Please see pages 6-11 of the prospectus for a discussion of dilution and other risk factors.

         If you have any questions concerning the Rights Offering, please feel free to contact Bryan B. Sanchez, our Manager of Investor Relations, at (713) 622-8218.

                                            Sincerely,


                                            Robert A. Hefner III
                                            Chairman and Chief Executive Officer



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